UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of July, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated July 11, 2007	3-6
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2007	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

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Listed	Symbol	web site address:
TSX NYSE	CCO CCJ	www.cameco.com
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Updates Progress on Cigar Lake Remediation
Saskatoon, Saskatchewan, Canada, July 11, 2007 . . . . . . . . . . . . . . .
Cameco Corporation continues to make progress on its phased plan to restore the Cigar Lake project after a water inflow on October 23, 2006 flooded the underground development.
The first phase of the remediation plan involves drilling holes down to the source of the inflow and to a nearby tunnel where reinforcement is needed, pumping concrete through the drill holes, sealing off the inflow with grout and drilling dewatering holes. Subsequent phases for remediation include dewatering the mine, ground freezing in the area of the inflow, restoring underground areas and resumption of mine development. Regulatory approval is required for each phase of the remediation plan.
Reinforcement of the adjacent tunnel is now complete, and all of the holes required for pouring concrete to seal off the inflow have been drilled. Drilling of four larger-diameter holes required for dewatering is 90% complete.
Regulatory agencies have approved plans to flush sand and fine material away from the inflow area and to pour the concrete plug. The concrete mixture is designed to harden under water and will be poured in successive layers. If the concrete solidifies as planned, it should prevent or reduce water inflows sufficiently to enable mine dewatering. The effectiveness of the plug will not be known until dewatering is under way.
The second phase of remediation includes dewatering the underground development, verifying that the water inflow has been sufficiently sealed, and installing the surface freezing piping.
Cameco is now working to provide regulators with the information needed to secure approval for installation of dewatering pumps and infrastructure, and ongoing operation of water treatment facilities required for dewatering.
Submissions are being prepared for regulatory approval to dewater the underground development, initiate the installation of the surface freezing infrastructure, and any additional remedial work identified in phases two and three, such as determining if additional reinforcement is required in higher risk areas. We are also preparing to submit an application to the Canadian Nuclear Safety Commission for extension of the Cigar Lake construction licence which expires at the end of 2007.

Completion of the second phase had been expected by the end of the third quarter of 2007. Cameco now expects it will require a number of additional months to seal the inflow and dewater the mine.
In addition, in order to ensure a more conservative approach, we and our partners are examining whether an alternative route out of the mine is required prior to beginning excavation in areas at elevated risk of water inflow, and whether the second shaft needs to be completed to provide additional underground ventilation. Completing the second shaft as a priority item and the delay in completing phase two, as noted above, would set back the planned production startup date from late 2010 to 2011. We anticipate that by year end we will make a decision on the second shaft. A revised production forecast will be provided after the decision is made on the second shaft, the mine has been dewatered and the condition of the underground development has been assessed.
“In response to the third-party investigations into the water inflow events at Cigar Lake, the regulators have made it clear that we need to demonstrate improvements in our quality culture. We agree and are taking concrete steps to address the underlying issues,” said Tim Gitzel, Cameco’s chief operating officer. “The remediation work at Cigar Lake is technically challenging and our approach has been cautious and prudent. However, we are making steady progress in moving this valuable project toward production.”
There are about 285 people on site working on remediation and construction of surface facilities including the access road, piping infrastructure, load-out building and water treatment facilities.
Cameco will next update progress at Cigar Lake in the company’s second quarter report to be issued on July 30, 2007.
The Cigar Lake project is a joint venture owned by Cameco Corporation (50%), AREVA Resources Canada Inc. (37%), Idemitsu Canada Resources Ltd. (8%) and TEPCO Resources Inc. (5%). The project is located in northern Saskatchewan.
The scientific and technical information in this news release was prepared under the supervision of C. Scott Bishop, a professional engineer employed by Cameco as the chief mine engineer of the Cigar Lake project and a qualified person for the purpose of National Instrument 43-101.
Risk Factors
Cigar Lake is a challenging deposit to develop and mine. These challenges include control of groundwater, weak ground formations, and radiation protection. The sandstone overlying the basement rocks contains significant water at hydrostatic pressure. Freezing the ground is expected to result in several enhancements to the ground conditions, including: (1) minimizing the risk of water inflows from saturated rock above the unconformity; (2) reducing radiation exposure from radon dissolved in the ground water; and (3) increasing rock stability. However, freezing will only reduce, not eliminate, these challenges. There is also the possibility of a water inflow during the drilling of holes to freeze the ground. Therefore, the risk of water inflows at Cigar Lake remains. The consequences of another water inflow will depend upon the magnitude, location and timing of any such event, but could include a significant delay in Cigar Lake’s remediation, development or production, a material increase in costs, a loss of mineral reserves or require Cameco to give notice to many of its customers that it is declaring an interruption in planned uranium supply. Such consequences could have a material adverse impact on Cameco. Water inflows are generally not insurable.

Cigar Lake’s remediation and production schedules are based upon certain assumptions regarding the condition of the underground infrastructure at the mine. The condition of this underground infrastructure, however, will not be known until the mine is dewatered. If the underground infrastructure has been impaired, this could adversely impact our schedules and cost estimates.
The outcome of each phase of remediation will impact the schedule of each subsequent phase of remediation and the planned commencement of production in 2010 or 2011. For example, if the plug is not successful in securing the inflow area, then ground freezing, already incorporated in aspects of the remediation plan, will also be utilized to secure the inflow area. If this situation occurs, there could be a delay in the remediation schedule and the commencement of production.
Remediation and production schedules will be impacted by regulatory approvals. We have not yet received regulatory approval to dewater the underground development and initiate the installation of surface freezing infrastructure during the second and third phases of the remediation plan. This approval is required to move forward with our planned strategy to move the project to production. Working with the regulatory authorities to receive approvals for additional corrective actions which may result from current inflow investigations may impact our remediation and production schedules.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pit wall failure and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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